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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

        Kinross Gold Corporation ("Kinross" or the "Company"),
        52nd Floor, 40 King St. West,
        Toronto, ON M5H 3Y2

ITEM 2. DATE OF MATERIAL CHANGE

        November 6, 2006.

ITEM 3. NEWS RELEASE

        A news release with respect to the material change referred to in this report was issued jointly by Kinross Gold Corporation ("KINROSS") and Bema Gold Corporation ("BEMA") on November 6, 2006 and was disseminated through Canada Newswire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        On November 6, 2006, Kinross and Bema entered into an agreement (together with the schedules thereto, the "AGREEMENT") with respect to the proposed business combination of Kinross and Bema. It is anticipated that the business combination will be effected under a statutory plan of arrangement of Bema pursuant to which the holders of Bema common shares will receive 0.441 of a Kinross common share plus $0.01 in cash in exchange for each Bema common share (the "TRANSACTION").

        Upon completion of the Transaction, current Kinross shareholders will own approximately 61% of Kinross and Bema shareholders will own approximately 39% of Kinross (assuming exercise of all of the outstanding Bema options and conversion of the outstanding Bema convertible debentures).

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        On November 6, 2006, Kinross and Bema entered into the Agreement with respect to the proposed business combination of Bema and Kinross. It is anticipated that the business combination will be effected under a statutory plan of arrangement of Bema pursuant to which the holders of Bema common shares will receive 0.441 of a Kinross common share plus $0.01 in cash in exchange for each Bema common share.

        Upon completion of the Transaction, current Kinross shareholders will own approximately 61% of Kinross and current Bema shareholders will own approximately 39% of Kinross (assuming exercise of all of the outstanding Bema options and conversion of the outstanding Bema convertible debentures).

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        THE AGREEMENT

        A summary of the principal terms of the Agreement is set out below. This summary does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which has been filed on SEDAR. Although the Agreement is intended to bind the parties, it is intended that a definitive agreement setting out the mechanics for completing the Transaction (the "DEFINITIVE AGREEMENT") will be negotiated in good faith between the parties and will supersede the Agreement. Capitalized terms used but not otherwise defined herein have the meanings set out in the Agreement.

        Subject to the terms of the Agreement, the following matters will be effected under a statutory plan of arrangement of Bema and under related or ancillary documents:

        (a) Bema Shareholders will receive 0.441 of a Kinross Common Share plus $0.01 in cash (the "SHARE CONSIDERATION") for each Bema Common Share held;

        (b) outstanding Bema Warrants (or any Kinross replacement warrant issued in substitution therefor) will entitle the holder thereof to receive upon the exercise, exchange or conversion thereof, the Share Consideration or 0.441 of a Kinross Common Share plus that portion of a Kinross Common Share that has a fair market value equal to approximately $0.01 in cash in lieu of one Bema Common Share and on the same other terms and conditions as the original Bema Warrant;

        (c) outstanding Bema Options (and/or the Bema Option Plan) shall be amended to provide for (A) acceleration of vesting upon the change of control, and (B) exercise by any Bema employee or director who is terminated or ceases to be a director within 18 months following the Effective Time of his/her options during the period ending on the first to occur of (x) one year following termination of employment or ceasing to be a director, and (y) the expiry of the relevant Bema Option. Each outstanding Bema Option shall entitle the holder to receive upon exercise, 0.441 of a Kinross Common Share plus that portion of a Kinross Common Share that has a fair market value equal to approximately $0.01 in cash in lieu of one Bema Common Share and on the same other terms and conditions as the original Bema Option. Alternatively, Kinross may issue options to replace the Bema Options, with terms and conditions substantially as described above;

        (d) Bema (or a subsidiary of Bema) will transfer certain assets to a new company to be established by management of Bema ("NEWCO") for aggregate consideration of US$20 million and Kinross (or a subsidiary of Kinross or Bema) will grant Newco an option to purchase the shares of Consolidated Puma Minerals Corp. held indirectly by Bema; and

        (e) Kinross, Bema and Newco shall negotiate separate agreements to be entered into by Kinross and Newco on or before the Closing Date in respect of Newco's and Kinross' respective interests in certain Russian exploration properties and the Kupol East and West exploration licenses.

        CONDITIONS TO THE TRANSACTION


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        The conditions in the Agreement include, among other things, the satisfaction by Kinross and Bema pursuant to their respective due diligence investigations that there are no facts with respect to the other party that would have a Material Adverse Effect on the other party that has not been disclosed in documents filed on SEDAR, the approval of the Transaction by not less than two-thirds of the votes cast by shareholders of Bema present in person or by proxy at a special meeting of shareholders of Bema and by a majority of votes cast in respect of the Transaction by shareholders present in person or by proxy at such meeting, excluding votes cast by those shareholders required to be excluded pursuant to the minority approval provisions of applicable securities laws, and the receipt by each of Kinross and Bema of required regulatory and other third party approvals.

        REPRESENTATIONS, WARRANTIES AND COVENANTS

        The Agreement contains customary representations and warranties from both parties, relating to among other things the business, operations and properties of the parties.

        NO SOLICITATION

        Until the Termination Date, Bema agrees that neither it nor its affiliates, advisors or representatives (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with Bema) will, directly or indirectly, (i) solicit or otherwise facilitate (including by way of furnishing information), initiate, encourage, engage in or respond to any inquiries or proposals regarding an Acquisition Proposal, (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal,
        (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner, the approval or recommendation of the Bema board of directors or any committee thereof of the Agreement; (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered to be in violation of this provision), or (vi) enter into any agreement related to an Acquisition Proposal; provided, however, that subject as hereinafter provided, nothing shall prevent Bema from furnishing non-public information to, or entering into a confidentiality agreement and/or participating in discussions or negotiations with, any person in response to a bona fide unsolicited written Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (A) the directors of Bema conclude in good faith, based on information then available and after consultation with Bema's financial advisors that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) prior to providing any non-public information to such person in connection with such Acquisition Proposal, the Bema board of directors receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Bema (other than pursuant to a Superior Proposal) for a period of not less than one year from the date of such confidentiality agreement and Bema sends a copy of any such


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        confidentiality agreement to Kinross promptly upon its execution and promptly provides Kinross a list of, or in the case of information that was not previously made available to Kinross, copies of, any information provided to such person.

        Bema shall advise Kinross of any current Acquisition Proposal and Bema shall promptly (and in any event within 24 hours) notify Kinross, first orally and then in writing, of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any such proposal or any request for non-public information relating to Bema or the Bema Subsidiaries.

        SUPERIOR PROPOSAL

        Bema or the directors thereof may take any action that is prohibited by subsections (iii), (iv), (v) or (vi) under the heading "No Solicitation" above in respect of any Acquisition Proposal only if:

        (a) the Acquisition Proposal constitutes a Superior Proposal;

        (b) such Acquisition Proposal is in writing and Kinross has been provided with a copy of the document containing such Superior Proposal;

        (c) five business days have elapsed from the date on which Kinross received written notice of the determination of Bema or the directors thereof to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal;

        (d) in the event that Kinross has proposed to amend the Agreement during the five business day period referred to above, the Bema board of directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

        (e) Bema's board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; and

        (f) Bema has terminated the Agreement in accordance with its terms and Bema has made the payment contemplated by, and in accordance with, the Agreement.

        TERMINATION FEE AND EXPENSE REIMBURSEMENT

        In the event that: (i) Bema terminates the Agreement as contemplated above under the heading "Superior Proposal"; (ii) Bema or Kinross terminate the Agreement because the Definitive Agreement is not executed by December 18, 2006 and, within 45 days following the effective date of such termination, Bema or its board of directors accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal; or (iii) an Acquisition Proposal (a "PENDING BEMA ACQUISITION PROPOSAL") shall have been publicly announced and such Pending Bema Acquisition Proposal shall not have been publicly withdrawn prior to the Bema Meeting, if any, and, thereafter the Bema Required Vote shall not have been obtained (including if the Meeting is not held) and Bema completes such Pending Bema Acquisition Proposal within 12 months


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        following the Completion Deadline, (any such event being a "TRIGGERING
        EVENT"), then Bema shall pay Kinross an amount in cash equal $79 million.

        In the event that the Agreement is terminated by Kinross pursuant to Section (b) under the heading "Termination" below, Bema shall pay to Kinross the reasonable documented expenses of Kinross and its affiliates incurred in connection with the transactions contemplated by the Agreement not to exceed $7.5 million.

        In the event that the Agreement is terminated by Bema pursuant to Section (c) under the heading "Termination" below, Kinross shall pay to Bema the reasonable documented expenses of Bema and its affiliates incurred in connection with the transactions contemplated by the Agreement not to exceed $7.5 million

        TERMINATION

        The Agreement may be terminated:

        (a) by either Bema or Kinross (i) subject to the terms of the Agreement, as contemplated above under the heading "Superior Proposal", or (ii) if the Definitive Agreement is not executed by December 18, 2006;

        (b) by Kinross if Kinross is not in material breach of its obligations under the Agreement and Bema breaches any of its representations, warranties, covenants or agreements contained in the Agreement, which breach would give rise to the failure of a condition set forth in the relevant provisions of the Agreement; and

        (c) by Bema if Bema is not in material breach of its obligations under the Agreement and Kinross breaches any of its representations, warranties, covenants or agreements contained in the Agreement, which breach would give rise to the failure of a condition set forth in the relevant provisions of the Agreement.

        Furthermore, the Agreement shall be deemed to be terminated upon payment by Bema of the termination fee to Kinross pursuant to a Triggering Event.

        BOARD OF DIRECTORS

        Kinross will include an individual designated by Bema as one of the nominees proposed by Kinross for election to the board of directors of Kinross at the next annual meeting of shareholders of Kinross. Such individual shall have "observer" status on the Kinross board of directors from the effective date of the Transaction until the next annual meeting of shareholders of Kinross.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        N/A

ITEM 7. OMITTED INFORMATION

        N/A


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ITEM 8. EXECUTIVE OFFICER

        Ms. Shelley M. Riley
        Vice President, Administration and Corporate Secretary
        Telephone: (416) 365-5198
        Facsimile: (416) 365-0237

ITEM 9. DATE OF REPORT

        November 16, 2006


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